UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-36457

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:	Provectus Biopharmaceuticals, Inc.

Former Name if applicable:	Not applicable

Address of principal executive office:	7327 Oak Ridge Highway, Suite A

City, state and zip code:	Knoxville, Tennessee 37931

PART II

RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

Provectus Biopharmaceuticals, Inc. (the “Company”), is unable to file its Annual Report on Form 10-K within the prescribed time period because it requires additional time to ensure adequate disclosure of certain information required to be included in the Form 10-K. As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on March 16, 2016 (the “Form 8-K”), the Audit Committee of the Company’s Board of Directors completed its investigation of travel expense advances and reimbursement of travel expenses to H. Craig Dees, Ph.D., the Company’s former Chief Executive Officer, Chairman of the Board of Directors and one of the co-founders of the Company, during 2013, 2014 and 2015. As reported in the Form 8-K, the Company is currently proceeding as quickly as possible to complete its quantification and evaluation of the specific impact of the issues identified in the Audit Committee’s report on the Company’s financial statements. The Company is also evaluating the impact of the Audit Committee’s findings on the Company’s internal control over financial reporting. The Company currently anticipates that its Form 10-K for the year ended December 31, 2015 will be filed as soon as practicable and no later than fifteen days calendar days following its prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter R. Culpepper	(866) 594-5999, ext. 30

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Cautionary Statement Concerning Forward-Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the filing of its Annual Report on Form 10-K for the year ended December 31, 2015. These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURE

Provectus Biopharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PROVECTUS BIOPHARMACEUTICALS, INC.
(Registrant)

By:	/s/ Peter R. Culpepper
Name:	Peter R. Culpepper
Title:	Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Date: March 16, 2016

2